Exhibit 99.1

China Lending Corporation Reports Full Year 2018 Financial Results

Beijing & Urumqi, Apr. 26, 2019 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, reported today its financial results for the twelve months ended December 31, 2018.

Full Year 2018 Financial Matrix

	For the Years Ended December 31,
($ millions, except per share data)	2018	2017	% Change

Revenues	$0.26	$16.53	-98.4%
Interest expenses	$(6.90)	$(7.37)	-6.4%
Provision for loan losses	$(85.72)	$(55.30)	55.0%
Net interest loss	$(92.35)	$(46.14)	100.1%
Non interest expenses /income	$(1.76)	$(5.89)	-70.1%
Loss before tax	$(94.11)	$(52.03)	80.9%
Income tax expense	$(0.02)	$(2.75)	-99.4%
Net loss attributable to ordinary shareholders	$(94.81)	$(55.47)	70.9%
Loss per share - basix and diluted	$(3.89)	$(3.20)	21.6%

●	The Company issued 231 loans with an aggregate amount of $221.51 million during the year of 2018, compared to 309 loans with an aggregate amount of $192.63 million during the prior year.

●	Interest and fee income was $0.26 million for the year of 2018, compared to $16.53 million for the prior year, mainly due to a significant decrease in loans issued since the second half of 2017.

●	Provision for loan losses totaled $85.72 million for the year of 2018, compared to $55.30 million for the prior year. The increase was primarily related to certain overdue loans as certain customers particularly supply chain financing customers, were facing financial difficulties since the second half of 2017.

●	Net loss attributable to ordinary shareholders was $94.81 million, or loss per share of $3.89 for the year of 2018, compared to $55.47 million, or loss per share of $3.20, for the prior year.

●	Net loans receivable was $92.58 million as of December 31, 2018, compared to $117.26 million at the end of 2017.

Full Year 2018 Financial Results

Interest and fee income

For the year of 2018, total interest and fee income, which include interest and fees on its direct lending loans, management and assessment service fees and interest on deposits with banks, was $0.26 million, compared to $16.53 million for the prior year. The significant decrease in loans issued was caused by a combined effect of business slow-down of the direct lending loans in Xinjiang area as a result of management assessment of economic environment in supply chain financing in Urumqi and increasing past due loan receivable and interest receivable which resulted in reversal of interest income. since the second half of 2017.

Interest expenses

The Company used borrowed funds, including short-term bank loans, secured loan and loans from third parties, to fund its direct lending business. Total interest expenses decreased by $0.47 million, or 6.4%, to $6.90 million for the year of 2018 from $ 7.37 million for the prior year mainly due to interest penalty from overdue loans. The loans with the amount of $154.41 million were overdue.

Provision for loan losses

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves.

CECL adoption will have broad impact on the financial statements of financial services firms, which will affect key profitability and solvency measures. Some of the more notable expected changes include:

●	Higher loan loss reserve levels and related deferred tax assets. While different asset types will be impacted differently, the expectation is that reserve levels will generally increase across the board for all financial firms.

●	Increased reserve levels may lead to a reduction in capital levels.

As a result of higher reserving levels, the expectation is that CECL will reduce cyclicality in financial firms’ results, as higher reserving in “good times” will mean that less dramatic reserve increases will be loan related income (which will continue to be recognized on a periodic basis based on the effective interest method) and the related credit losses (which will be recognized up front at origination). This will make periods of loan expansion seem less profitable due to the immediate recognition of expected credit losses. Periods of stable or declining loan levels will look comparatively profitable as the income trickles in for loans, where losses had been previously recognized.

Provision for loan losses increased by $30.42 million, or 55%, to $85.72 million for the year of 2018 from $55.30 million for the prior year. The increase was mainly related to more loans past due over 180 days as compared to that during the year ended December 31, 2017 as certain customers were facing financial difficulties since the second half of 2017 that caused increased provision rate charged for loan losses for the year 2018. During the year ended December 31, 2018, management continued to assess the adequacy of the allowances in a cautious manner. Management assessed the collectability of loan receivable balances on an individual basis and concluded the collection from certain borrowers is remote . The following table summarizes provisions for loan losses.

	For the Years Ended December 31,
	2018			2017			Change
	Business	Personal	Total	Business	Personal	Total	Business	Personal	Total
($ millions)	loans	loans	Loans	loans	loans	Loans	loans	loans	Loans
Provision for loan losses beginning balance	$22.37	$41.93	$64.29	$4.24	$2.19	$6.43	$18.13	$39.74	$57.87
Charge-offs	(9.05)	(5.31)	(14.37)	-	-	-	(9.05)	(5.31)	(14.37)
Provisions	25.74	62.12	87.86	17.18	38.12	55.30	8.56	24.00	32.56
Reversals	(1.57)	(0.57)	(2.14)	-	-	-	(1.57)	(0.57)	(2.14)
Foreign currency translation adjustment	(2.12)	(4.59)	(6.72)	0.95	1.62	2.57	(3.07)	(6.21)	(9.29)
Provision for loan losses ending balance	$35.36	$93.57	$128.93	$22.37	$41.93	$64.29	$12.99	$51.64	$64.63
- individually evaluated for impairment	$35.34	$93.56	$128.90	$22.31	$41.89	$64.20	$13.04	$51.67	$64.71
- collectively evaluated for impairment	$0.01	$0.01	$0.02	$0.06	$0.04	$0.10	$(0.04)	$(0.03)	$(0.08)

At the end of each period, we conduct an aging analysis of each customer’s arrears to determine whether the allowance for doubtful accounts is adequate. In establishing the allowance for doubtful accounts, we consider historical experience, the economic environment, trends in the construction industry, expected collectability of amounts receivable that are past due, and the expected collectability of overdue receivables. An estimate of doubtful accounts is recorded when collection of the full amount is no longer probable. As a result, total allowance of $128.93 million was recorded for the year of 2018, compared to $64.29 million for the prior year. As of December 31, 2018 and 2017, the Company had 75 and 59 business loan customers, and 159 and 174 personal loan customers, respectively. The Company continues to use its best effort to improve collection of loan receivable and interest receivable, which would result in reversal of provision for loan losses and recognition of interest income which was past due over 90 days and thus an increase in net profit. The following table summarizes loan aging as of December 31, 2018 and 2017.

	As of December 31,
	2018			2017			Change
($ millions)	Business loans	Personal loans	Total Loans	Business loans	Personal loans	Total Loans	Business loans	Personal loans	Total Loans
Total current	$65.94	$1.16	$67.10	$34.44	$61.49	$95.93	$31.50	$(60.33)	$(28.83)
1-89 days past due	1.86	0.17	2.03	9.98	28.30	38.28	(8.12)	(28.13)	(36.25)
90-179 days past due	1.13	14.29	15.42	4.37	30.82	35.19	(3.24)	(16.53)	(19.77)
180-365 days past due	27.74	40.14	67.88	0.51	3.78	4.28	27.23	36.36	63.59
Over 1 year past due	12.25	56.83	69.08	6.93	0.94	7.87	5.32	55.89	61.21
Total past due	$42.98	$111.43	$154.41	$21.78	$63.85	$85.62	$21.20	$47.59	$68.78
Total loans	$108.91	$112.59	$221.51	$56.22	$125.34	$181.56	$52.70	$(12.75)	$39.95

Net interest loss

After deducting for interest expense and provision for loan losses, net interest loss was $92.35 million for the year of 2018, compared to $46.14 million for the prior year. This was primarily due to decreased interest income, and increased provision for loan losses.

Non-interest expenses

Salaries and employee surcharges increased by $0.02 million, or 2.7%, to $0.83 million for the year of 2018 from $0.81 million for the prior year. Business and other tax credit was $195 for the year of 2018, compared to business and other taxes of $0.14 million for the prior year. Other operating expenses decreased by $0.37 million, or 18.2%, to $1.68 million for the year of 2018 from $2.05 million for the prior year. The Company booked investment impairment charge of $3.70 million for 2017 versus $nil for the year of 2018. 2018 also benefitted from favorable changes of $0.75 million in fair value of warrant liabilities. As a result, total non-interest expenses decreased by $4.94 million, or 73.7%, to $1.76 million for the year of 2018 from $6.70 million for the prior year.

Loss before income tax, net loss and loss per share

Loss before income taxes was $94.11 million for the year of 2018, compared to $52.03 million for the prior year.

Income tax expense was $0.02 million for the year of 2018, compared to $2.75 million for the prior year.

As a result of the above, net loss was $94.13 million for the year of 2018, compared to $54.78 million for the prior year. After deducting for dividend paid for Series A convertible redeemable preferred stock and net income attributable to noncontrolling interests, net loss attributable to ordinary shareholders was $94.81 million for the year of 2018, compared to $55.47 million for the prior year.

Basic and diluted loss per share were $3.89 for the year of 2018, compared to $3.20 for the prior year.

Loan Portfolio

As of December 31, 2018, the Company’s loans covered over 9 industries, including supply chain financing, commerce & service, construction and decoration, manufacturing, real estate, agriculture, energy and mining, and consumer credit. The Company issued 231 loans with total loan amount of $221.51 million during 2018, compared to 309 loans with total loan amount of $192.63 million during 2017.

	For the Years Ended December 31,
	2018				2017
	No. of		Loan amount		No. of		Loan amount
	loans	%	($M)%		loans	%	($M)%
Supply chain financing	92	39.8%	79.60	35.9%	103	33.3%	89.66	46.5%
Commerce & service	114	49.4%	55.09	24.9%	175	56.6%	76.63	39.8%
Construction and decoration	1	0.4%	50.89	23.0%	0	0.0%	0.00	0.0%
Manufacturing	7	3.0%	5.60	2.5%	6	1.9%	2.74	1.4%
Real estate	2	0.9%	4.32	1.9%	8	2.6%	11.92	6.2%
Agriculture	7	3.0%	8.57	3.9%	5	1.6%	4.92	2.6%
Energy and mining	3	1.3%	2.81	1.3%	6	1.9%	3.55	1.8%
Communication	2	0.9%	5.09	2.3%	0	0.0%	0.00	0.0%
Consumer credit	1	0.4%	0.01	0.0%	2	0.6%	0.05	0.0%
Others	2	0.9%	9.52	4.3%	4	1.3%	3.17	1.6%
Total	231	100.0%	221.51	100.0%	309	100.0%	192.63	100.0%

Financial Condition and Going Concern

As of December 31, 2018, the Company had cash and cash equivalents of $1.31 million, compared to $1.22 million as of December 31, 2017. Net loans receivable was $92.58 million as of December 31, 2018, compared to $117.26 million at the end of 2017. Short-term bank loans, loans from a cost method investee, loans from third parties and secured loan were $7.98 million, $14.54 million, $3.31 million and $79.21 million, respectively, as of December 31, 2018, compared to $11.97 million, $15.37 million, $nil and $15.34 million, respectively, as of December 31, 2017.

Most of our customers are MSMEs and individual proprietors located in Urumqi, Xinjiang Province and Hangzhou, Zhejiang Province. Our customers are involved in the commerce and service, energy and mining, real estate, agriculture and husbandry, supply chain financing, construction and decoration, manufacturing, consumer credit and other industries. In particular, during the years ended December 31, 2018 and 2017, loans to the tire supply chain financing industry accounts for 35.9% and 46.5% of total amounts of loans originated by the Company, loans to commerce and service industry accounts for 24.9% and 39.8% of total amount of loans, and loans to construction and decoration industry accounts for 23.0% and nil of total amount of loans. The capital liquidity of the Company was also influenced consequently due to a decrease in cash inflows provided by operating activities. The company’s operating results for future periods are subject to numerous uncertainties and if the Company will be able to maintain profitability and continue growth for the foreseeable future. If management is not able to increase revenue and /or manage operating expense in line with revenue forecasts, the Company may not be able to maintain profitability.

The Company’s accounts have been prepared assuming that the Company will continue as a going concern basis. The following includes conditions give rise to substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statement issuance date and management’s plans to mitigate these adverse conditions:

The Company had an accumulated deficit of $136.62 million, negative net asset of $36 million and total liabilities of $122.02 million as of December 31, 2018. Assessing that the Company was not able to keep the size of lending business within one year from the financial statement issuance date, the Company established Zhiyuan and Zeshi in November 2018, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program, financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of December 31, 2018, Zhiyuan disbursed loans of aggregating $64.7 million to four customers.

For the year ended December 31, 2018, the Company incurred operating loss of $94.13 million. Affected by the reduction of lending business and increased loans losses, the management was in the opinion that recurring operating losses would be made continue within one year from the financial statement issuance date. The Company continues to use its best effort to improve collection of loan receivable and interest receivable, which would result in reversal of provision for loan losses and recognition of interest income which was past due over 90 days and thus an increase in net profit.

For the year ended December 31, 2018, the Company incurred negative operating cash flow of $2.20 million. However with the establishment of Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, the management assessed the Company would have a positive operating cash flow within one year from the financial statement issuance date.

The Company has been actively seeking for strategic investors with experience in lending business as well as financial investors. On July 10, 2018, the Company closed a registered direct offering pursuant to a previously announced securities purchase agreement with certain institutional investors, raising approximately $1.69 million, net of issuance costs, from selling its ordinary shares at a price of $2.60 per share. The Company plans to continue to seek fund resources as well as strategic investors for additional financing.

Though management had plans to mitigate the conditions or events that raise substantial doubt, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements issuance date, as there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on the Company’s business, results of operations and financial position, and will materially adversely affect its ability to continue as a going concern.

On January 16, 2018, the Company received a subpoena from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd. sued the Company and its guarantors for a default on the loan, plus penalties. On September 18, 2018, Xinjiang Superior People’s Court adjudicated that the Company shall repay the principal, interest and penalties owed to China Great Wall Assets Management Co, Ltd, aggregating US$16.4 million. The Company is now in the process of appeal and is actively negotiating with China Great Wall Assets Management Co, Ltd about the debt restructuring, but there is no agreement achieved as of the date of the announcement.

For the year ended December 31, 2018, the Company was involved in five lawsuits with its loan customers for the aggregated claim of delinquent balances of $2.95 million, and in which the Company is a defendant. The amount which the Company is being sued for delinquent balances owned to two third parties is approximately $4.64 million.

Recent Updates

In April 2019, the Board of Directors unanimously approved the disposition of Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”). As of the date of disposition, Xin Quan was not engaged in any operations, nor had any net assets.

On February 4, 2019, the Company announced that it entered into a framework agreement to acquire up to 80.46% of equity interest in Zhejiang Lixin Enterprise Management Holding Co., Ltd. (“Lixin”), a diversified financial service company which the Company currently holds a 1% equity interest following a transaction completed in January 2019. Pursuant to such framework agreement, the Company will acquire the equity interest in Lixin from six selling shareholders of Lixin by issuing new shares and/or using cash on hand. The proposed transaction is expected to be consummated through multiple closings with the first closing by June 30, 2019, subject to further review and approval of the Company’s Board of Directors and/or shareholders, if needed, as well as other customary closing conditions. There is no guarantee that the transaction contemplated under the framework agreement will be consummated as planned or at all. The Company expects that the acquisition of equity interests in Lixin, if consummated, has the potential of transforming the Company into a profitable and well diversified financial services company with geographical outreach well beyond the Xinjiang Uyghur Autonomous Region. The Company also announced that its business factoring services business, which the Company launched in late November through its recently incorporated subsidiary, Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”), has disbursed loans of aggregating US$64.7 million to four customers.

On December 7, 2018, the Company announced the expansion of its service offerings with the launch of its business factoring program (the “Program”). The Program aims to provide owners of small to medium sized enterprises with much needed liquidity to finance operations and growth and will be carried out through Zhiyuan, a newly incorporated, majority owned subsidiary of the Company.

On October 8, 2018, the Company announced that it has entered into a strategic cooperation agreement with Lixin to allow it take full use of its related resources in helping China Lending revitalize its business through possible reorganization and restructuring as well as assisting the Company to explore potential merger and acquisition opportunities.

On August 6, 2018, the Company’s wholly owned subsidiary, Xin Quan that engages in the business of financial leasing, increased its registered capital from US$30.0 million to US$50.0 million. Upon completion of the transaction, the Company, through China Fenghui Financial Holdings Group, holds a 60% interest in Xin Quan and Xinjiang Heli Kaiyuan Construction Co., Ltd. (“Heli Kaiyuan”) holds a 40% interest in Xin Quan.

On July 6, 2018, the Company entered into a securities purchase agreement with two institutional investors for a registered direct placement of approximately $2.0 million gross proceeds from selling its ordinary shares at a price of $2.60 per share. The Company issued a total of 769,232 ordinary shares to institutional investors. As part of the transaction, the Company issued to the investors Series A warrants to purchase up to 576,924 ordinary shares at an exercise price of $2.60 per share, which warrants have a term of four (4) years from the date of issuance. The investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares for nominal consideration. The transaction was closed on July 10, 2018.

On May 21, 2018, the Company announced the expansion of its service offerings with the launch of its financial leasing services.  The financial leasing services will be operated through its two wholly-owned subsidiaries, Xin Quan and Ningbo Ding Tai Financial Leasing Co. Ltd., which are registered in Khorgas Boarder of Xinjiang Uygur Autonomous Region, and Ningbo of Zhejiang Province, respectively. Both subsidiaries will benefit from a corporate income tax exemption for their initial five years, and half exemption for following five years. There is no business operations of the two subsidiaries as of the date of the announcement.

On May 08, 2018, the Company entered into agreement with Heli Kaiyuan to transfer 33.33% equity shared of Xin Quan, with consideration of $nil. Then, Xin Quan’s board of directors passed a resolution to increase the registered capital to $50 million from $30 million. And on the same day, the Company signed shareholding entrustment agreement with Heli Kaiyuan to state that Heli Kaiyuan holds 20% equity interest in Xin Quan on behalf of the Company. As a result, the Company holds 60% equity interest in Xin Quan. On August 06, 2018, the change in registration has been completed.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to obtain or maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the ability to recognize the anticipated benefits of our business combination; (3) the outcome of any legal proceedings that may be instituted against the Company; (4) changes in applicable laws or regulations; (5) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (6) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under “Risk Factors” therein, and other factors identified in the Company’s prior and future filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

CHINA LENDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents	$1,311,749	$1,220,380
Loans receivable - third parties, net of provision for loan losses of $128,109,728 and $61,882,048 as of December 31, 2018 and 2017, respectively	92,089,942	116,017,356
Loans receivable - related parties, net of provision for loan losses of $817,872 and $2,412,642 as of December 31, 2018 and 2017, respectively	490,724	1,244,739
Interest and fee receivables	105,823	6,035
Property and equipment, net	28,546	46,334
Intangible asset, net	67,571	80,729
Other assets	1,574,175	1,004,696

Total Assets	$95,668,530	$119,620,269

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities
Short-term bank loans	$7,983,640	$11,969,976
Loans from a cost method investee	14,539,956	15,367,146
Loan from third parties	3,312,202	-
Secured loan payable	79,213,679	15,336,412
Dividends payable	480,000	480,000
Taxes payable	689,209	763,736
Warrant liabilities	550,800	-
Other liabilities	15,246,698	8,953,652

Total Liabilities	122,016,184	52,870,922

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively	9,652,527	8,966,127

Shareholders’ Equity (Deficit)
Ordinary Shares, no par value; unlimited shares authorized; 25,288,003 and 23,758,817 shares issued and outstanding as of December 31, 2018 and 2017, respectively	-	-
Additional paid-in capital	98,036,152	96,977,528
Statutory reserve	6,621,063	6,621,063
Accumulated deficits	(136,620,068)	(41,807,285)
Accumulated other comprehensive loss	(4,037,404)	(4,008,086)

Total Shareholders’ Equity (Deficit)	(36,000,257)	57,783,220

Noncontrolling interests	76	-

Total Equity (Deficit)	(36,000,181)	57,783,220

Total Liabilities and Shareholders’ Equity (Deficit)	$95,668,530	$119,620,269

CHINA LENDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For The Years Ended December 31,
	2018	2017	2016
Interest and fee income
Interest and fees on loans	$263,659	$16,231,844	$35,048,167
Interest and fees on loans-related parties	-	293,395	491,080
Interest on deposits with banks	512	1,076	4,652
Total interest and fee income	264,171	16,526,315	35,543,899

Interest expense
Interest expense on short-term bank loans	(1,241,463)	(1,583,491)	(715,535)
Interest expense and fees on secured loans	(2,651,273)	(3,253,472)	(2,442,527)
Interest expense on loans from third parties	(362,845)	-	-
Interest expense on loans from a cost investment investee	(2,639,945)	(2,530,586)	(1,818,656)
Total interest expenses	(6,895,526)	(7,367,549)	(4,976,718)

Provisions for loan losses	(85,001,603)	(52,976,851)	(4,650,887)
Provisions for loan losses – related parties	(714,145)	(2,322,898)	-
Provisions for loan losses	(85,715,748)	(55,299,749)	(4,650,887)
Net Interest (Loss) Income	(92,347,103)	(46,140,983)	25,916,294

Non-interest income	-	814,669	107,512

Non-interest expenses
Salaries and employee surcharge	(830,553)	(808,657)	(1,271,650)
Business taxes and other taxes	195	(141,284)	(686,266)
Other operating expenses	(1,679,557)	(2,053,401)	(2,666,148)
Investment impairment	-	(3,698,868)	-
Fair value changes in warrant liabilities	748,346	-	-
Total non-interest expenses	(1,761,569)	(6,702,210)	(4,624,064)

(Loss) Income Before Tax	(94,108,672)	(52,028,524)	21,399,742
Income tax expense	(17,635)	(2,754,749)	(4,121,338)
Net (Loss) Income	(94,126,307)	(54,783,273)	17,278,404

Dividend – Convertible Redeemable Class A preferred stock	(686,400)	(686,400)	(333,327)
Net income attributable to noncontrolling interests	(76)	-	-
Net (loss) income attributable to ordinary shareholders	(94,812,783)	(55,469,673)	16,945,077

Net (Loss) Income	(94,126,307)	(54,783,273)	17,278,404

Other comprehensive (loss) income
Foreign currency translation adjustments	(29,318)	5,608,353	(7,530,549)
Comprehensive (loss) income	(94,155,625)	(49,174,920)	9,747,855
Less: Comprehensive income attributable to noncontrolling interests	(76)	-	-
Comprehensive (loss) income attributable to ordinary shareholders	$(94,155,701)	$(49,174,920)	$9,747,855

Weighted-average common shares outstanding – basic	24,380,051	17,343,763	18,353,249
Weighted-average common shares outstanding – diluted	24,380,051	17,343,763	21,871,632
(Loss) Earnings per share to ordinary shareholders – Basic	$(3.89)	$(3.20)	$0.92
(Loss) Earnings per share to ordinary shareholders – Diluted	$(3.89)	$(3.20)	$0.77

CHINA LENDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2018	2017	2016
Cash Flows from Operating Activities:
Net income (loss)	$(94,126,307)	$(54,783,273)	$17,278,404
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Share-based compensation expenses	306,639	-	21,330
Depreciation	15,897	37,084	37,448
Amortization	9,160	8,009	4,003
Loss on disposal of property and equipment	-	13,070	58
Loss on debt restructuring	-	140,938	-
Investment impairment	-	3,698,868	-
Deferred tax expense (benefit)	-	885,311	(662,741)
Provisions for loan losses	85,715,748	55,299,749	4,650,887
Fair value changes in warrant liabilities	(748,346)	-	-
Changes in operating assets and liabilities:
Interest and fee receivables	(104,067)	958,248	(465,901)
Other assets	(621,554)	(589,456)	(413,772)
Taxes payable	(34,734)	(394,803)	(30,601)
Other liabilities	7,388,522	4,624,075	3,009,560
Net Cash (Used in) Provided by Operating Activities	(2,199,042)	9,897,820	23,428,675

Cash Flows from Investing Activities:
Originated loans disbursement	(69,842,661)	(192,628,156)	(331,721,346)
Repayment of loans from customers	3,221,767	176,801,788	307,589,717
Purchases of property and equipment	-	-	(16,341)
Purchases of intangible assets	-	(28,729)	(61,993)
Net Cash Used in Investing Activities	(66,620,894)	(15,855,097)	(24,209,963)

Cash Flows from Financing Activities:
Proceeds from private placement, net of issuance costs	1,190,000	-	-
Proceeds from private placements, deposited in escrow account	500,000	-	-
Proceeds from exercise of Series B Warrants	391	-	-
Cash acquired from reverse merger	-	-	6,083,009
Proceeds from short-term bank borrowings	67,258,135	5,178,415	13,997,380
Repayment of short-term bank borrowings	(30,985)	(1,331,846)	(6,020,378)
Repayment of secured loan	-	-	(9,150,975)
Proceeds from loans from a cost investment investee	-	-	15,050,946
Repayment from loans from a cost investment investee	-	-	(15,050,946)
Proceeds from a related party	-	-	1,615,903
Repayment of convertible promissory note	-	(650,000)	-
Payments of dividends	-	(873,600)	(7,795,182)
Amortization of secured loans	-	221,489	-
Net Cash Provided by (Used in) Financing Activities	68,917,541	2,544,458	(1,270,243)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(6,236)	136,611	(184,482)

Net change in Cash and Cash Equivalents	91,369	(3,276,208)	(2,236,013)
Cash and Cash Equivalents at Beginning of year	1,220,380	4,496,588	6,732,601
Cash and Cash Equivalents at End of Year	$1,311,749	$1,220,380	$4,496,588

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$3,106,480	$5,136,312
Cash paid for income tax	$5,820	$1,895,652	$3,624,437